Exhibit 99.3

Employee FAQ

1: What was announced?

Shire and NPS Pharma have entered into a merger agreement under which Shire will acquire NPS Pharma for $46 per share in an all cash transaction worth more than $5 billion. This offer represents a 51% premium to our unaffected share price of $30.47 on December 16, 2014 the day before rumors regarding a potential transaction were reported in the media.

2: Who is Shire?

Shire is a global biopharmaceutical company that strives to enable people with life-altering conditions to lead better lives. They focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs in Rare Diseases, Neuroscience, Gastrointestinal, and Internal Medicine. They are also developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas, such as Ophthalmics.

3: Why are we combining with Shire?

Our Board of Directors believes this transaction is in the best interest of our shareholders, creates significant value for our stakeholders and will ensure that our products continue to transform the lives of patients with Short Bowel Syndrome, Hypoparathyroidism and ADH worldwide.

Shire’s market expertise in gastrointestinal (GI) disorders, core capabilities in rare disease patient management, and global footprint provides substantial resources for the continuing success of Gattex/Revestive and the successful Natpara launch globally.  Additionally, Shire’s strong R&D capabilities will support the development plans for teduglutide for pediatric patients and the advancement of NPSP795 for the treatment of ADH.

4: When will the transaction close? What approvals are required?

The transaction is currently expected to close in the first quarter of 2015 and is subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearance.  Until the close, NPS Pharma and Shire will continue to operate as separate companies.

5: What does today’s announcement mean for me?

In the near-term, this announcement should have minimal impact on your role and responsibilities at NPS Pharma. Shire recognizes that we have some very important milestones ahead of us with the upcoming launch of Natpara in the U.S. and the expansion of our global GI portfolio.  Shire’s objective is to maintain the momentum of the business and continue the value creation that NPS Pharma has established.

As with any transaction of this size, we expect there will be some overlap in roles.  Over the coming weeks, we will be forming transition teams, comprised of members of both companies, to evaluate the best way to bring our organizations together.  As decisions are made, we will do our best to communicate with you as transparently as possible and keep you updated on our progress.

6: Where are Shire’s headquarters and offices?

Shire operates out of two hubs: Zug, Switzerland and Lexington, MA.  The company maintains offices in 31 countries worldwide and markets its products in over 50 countries.

7: What will happen to NPS Pharma headquarters and other offices?

At this time, we do not have specific information related to headquarters and other offices. Over the coming weeks, we will be forming transition teams comprising members of both companies to evaluate the best way to bring our companies together. Until closing, NPS Pharma and Shire will continue to operate as separate companies.

Compensation/Benefits

8: What happens to my unvested restricted stock units (RSUs)?

For all employees, your unvested RSUs will be converted at closing into the right to receive a cash payment equal to $46.00 for each share subject to the award, which amount will be paid (less applicable withholding) promptly following the closing of the tender offer.  This applies to all employees, regardless of your level within NPS Pharma.

9: What happens to my vested and unvested stock options?

For all employees, your vested and unvested stock options will be converted at closing into the right to receive a cash payment equal to the difference between $46.00 and the per share exercise price of the option, multiplied by the number of shares subject to the option, which amount (less applicable withholding) will be paid to you promptly following the closing of the tender offer. This applies to all employees, regardless of your level within NPS Pharma.

10: What will happen to the NPS Pharma employee stock purchase plan?

If you are enrolled in the current ESPP period, contributions will continue to be deducted from your pay.  You will not be allowed to enroll in the plan if you are not a participant, nor will existing participants be allowed to change the current contribution level.

If the transaction closes before the end of the current purchase period, prior to the closing date each participant’s ESPP contributions will be used to purchase shares (based on the closing price on October 1, 2014), and participants will receive cash for those shares in the acquisition.

If the transaction does not close before the end of this purchase period, each participant’s ESPP contributions will be used to purchase shares as usual. Following the final purchase, all contributions that are not used to purchase shares will be returned to plan participants.

11: Can I exercise my options before the closing?

NPS Pharma is already under a company-wide blackout for all NPS Pharma employees and Board members that was instituted prior to the announcement of the merger agreement between NPS Pharma and Shire.  This blackout will continue until the closing of the transaction, or until you are otherwise notified.  You may not trade in NPS Pharma securities until you receive notice that this blackout is lifted.

Until this blackout is lifted, you may not trade in NPS Pharma securities or establish, renew or change your elections under a 10b5-1 plan.  Trades under existing 10b5-1 plans will be suspended.

While this blackout does not prevent you from exercising options, it does prevent you from trading in shares acquired pursuant to an option exercise or from using a broker-assisted exercise program.

12: How will my stock options and RSUs be taxed?

The cash payments that United States employees receive for vested and unvested options and restricted stock units will generally be taxable as ordinary income.

However, we cannot give you tax advice and strongly recommend that you discuss the tax implications with your tax advisor.

13: Will I still receive a 2014 bonus?

Yes, if you are in a bonus-eligible position and have earned a 2014 bonus, you will receive your 2014 bonus in late February or March 2015.

14: What will happen with 2015 bonus?

The 2015 bonus program has not yet been established.

15: What happens to my medical and dental benefits after closing?

Your current benefits will continue up until closing and NPS Pharma has agreed to maintain employee benefit levels at levels that are substantially comparable in the aggregate to current benefit levels

Additional information about the benefits at Shire will be available after the closing.

16: Is there a Change in Control (CIC) plan for NPS Pharma employees?

Yes, NPS Pharma does have a CIC plan that includes a severance package for affected employees who qualify for benefits under the plan. The plan covers U.S. regular full-time employees (employees who are regularly scheduled to perform 30 or more hours of work per week) and all employees located outside of the U.S., regardless of an employee’s probationary status or grade level.

This plan will remain in effect following the closing in accordance with its terms and severance benefits will be determined by the terms of that plan.

17: Will I have to move to keep my job?  If I do not wish to move, will the CIC plan still cover me?

No employment decisions have been made yet.  The NPS Pharma CIC plan has provisions governing employees whose employment is contingent on a relocation of more than 35 miles commuting distance compared with where the employee was working immediately prior to the transaction closing.

Operating the Business

18: Who will lead the combined company? What will happen to our executives?

Flemming Ornskov, MD, Shire’s Chief Executive Officer, will lead the operations of the combined company. Shire expects to make decisions on all employees including the Executive Team following the close of the transaction.  As further decisions are made, Shire will communicate them in a timely manner.

19: What will happen to the NPS Pharma brand?

The NPS Pharma brand will be maintained across our operations until closing.  Once the transaction is complete, additional information will be provided.

20: What will happen to NPS Pharma products?  Will our clinical trials and investigations continue?

We expect our existing products, as well as clinical trials and investigations into potential new treatments that are currently underway, will continue.

21: What are the expectations with regard to interactions between Shire employees and NPS Pharma employees between now and close? Should I reach out to, or expect to hear from, my counterpart at Shire?

Until the transaction closes, our two companies will remain separate. A transition team will be established and will oversee and coordinate any needed communication between the two companies.

Please talk with your manager if Shire employees contact you or if you feel a need to contact Shire employees.

22: Can we continue to spend on ongoing programs? Do we need additional approvals from Shire?

We should continue advancing programs to maximize our commitment to patients. The two companies will remain separate until closing.

However, under the terms of the merger agreement, there are some customary limitations on NPS Pharma’s ability to enter into contracts, to perform certain other activities and to make employment offers.  Before signing any new contracts, please review them with the legal department, and continue working with your HR Business Partner regarding any outstanding employment offers.

23: How will communication be handled during this process? By NPS Pharma or Shire? How will NPS Pharma employees be informed about the process, timing and what to expect in the future?

We will set up a transition page on Nitro to keep you informed of relevant updates and information.  NPS Pharma intends to provide updates through closing, at which point Shire will take the lead on employee communications.

Communication with External Stakeholders

24: What may I say to partners, distributers, patient organizations, clinical investigators, health authorities or other audiences?

•                  Shire and NPS Pharma have reached a merger agreement under which Shire will acquire NPS Pharma.

•                  The joining of our two companies will ensure we continue to transform the lives of patients with Short Bowel Syndrome, Hypoparathyroidism and Autosomal Dominant Hypocalcemia worldwide.

•                  This transaction will accelerate our ambition of creating a world where every person living with a rare disease has a therapy.

•                  At this time, there will be no immediate changes in how we conduct our business.

•                  As we plan for the integration with Shire, we will inform you of any important updates.

As always, should you be contacted by members of the media, investors or other interested third parties regarding this transaction, it is important that you forward media calls to Justine O’Malley at +1 908 375 7665 and investor calls to Susan Mesco at +1 908 450 5516.

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of NPS Pharmaceuticals has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Shire plc, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by NPS Pharmaceuticals.  The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.  INVESTORS AND STOCKHOLDERS OF NPS PHARMACEUTICALS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to NPS Pharmaceuticals stockholders when available, and may also be obtained by contacting NPS Pharmaceuticals’ Investor Relations Department at NPS Pharmaceuticals, 550 Hills Drive #310, Bedminster Township, NJ 07921, telephone number (908) 450-5300 or from NPS Pharmaceuticals’ website, www.npsp.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.